# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mobile-health Network Solutions, CIK 0001976695
CUSIP: G62264117
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 2 Venture Drive, #07-06/07 Vision Exchange, Singapore, Singapore (U0), 608526
Date of event which requires filing of this statement: 09/17/2025
Filed by CIK 0002097611
Persons authorized to receive notices and communications: John Kwari, 600 North Bridge Road, #08-01 Singapore, Singapore, Singapore (U0), 188778, 62 821 463 74888

## Reporting persons
- Indopacific Health Investment Corporation Pte. Ltd. (CIK 0002097611): type of reporting person: investment company (IV); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 116,863; shared voting power 0; sole dispositive power 116,863; shared dispositive power 0; aggregate amount beneficially owned 116,863 (6.43% of the class)
  Comment: On June 18, 2025, the Reporting Person acquired 84,317 Class A Ordinary Shares, par value $0.000032 per share, of the Issuer under a Securities Purchase Agreement dated May 2, 2025 ("SPA 1").
  
  On September 17, 2025, the Reporting Person acquired 500,000 Class A Ordinary Shares, par value $0.000032 per share, of the Issuer under a Securities Purchase Agreement dated September 10, 2025 ("SPA 2").
  
  On September 23, 2025, the Issuer effected a share consolidation ("Share Consolidation") that as a result, every 5 pre-consolidation Class A Ordinary Shares of a par value of US$0.000032 each of the Issuer were combined into 1 post-consolidation Class A Ordinary Shares of a par value of US$0.00016 each; and every 5 pre-consolidation Class B Ordinary Shares of a par value of US$0.000032 each of the Issuer were combined into 1 post-consolidation Class B Ordinary Shares of a par value of US$0.00016 each.
  
  Given effect of the Share Consolidation, the Reporting Person beneficially owns 16,863 Class A Ordinary Share pursuant to SPA 1 and has acquired 100,000 Class A Ordinary Shares pursuant to SPA 2 as of the date of this Statement.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Mobile-health Network Solutions
Address of issuer's principal executive offices: 2 Venture Drive, #07-06/07 Vision Exchange, Singapore, Singapore (U0), 608526

## Item 2. Identity and Background
Name of person filing: Indopacific Health Investment Corporation Pte. Ltd.
Residence or business address: 600 North Bridge Road, #08-01, Singapore 188778
Present principal occupation or employment: The Reporting Person's principal business is to invest in different healthcare companies in Southeast Asia, its principal business address is 600 North Bridge Road, #08-01, Singapore 188778.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 18, 2025, the Reporting Person acquired 84,317 Class A Ordinary Shares (16,863 Class A Ordinary Shares given effect of the Share Consolidation), par value $0.000032 per share, of the Issuer valued at $1.779 per share under a Securities Purchase Agreement dated May 2, 2025.

On September 17, 2025, the Reporting Person acquired 500,000 Class A Ordinary Shares (100,000 Class A Ordinary Shares given effect of the Share Consolidation), par value $0.000032 per share, of the Issuer for $900,000 pursuant to a Securities Purchase Agreement dated September 10, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: Investment purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Statement, the Reporting Person beneficially owns 116,863 Class A Ordinary Shares of the Issuer (given effect of the Issuer's Share Consolidation). Based on 1,817,941 Class A Ordinary Shares outstanding as of November 26, 2025 as reported by the Issuer, the 116,863 Class A Ordinary Shares represent approximately 6.43% of the outstanding Class A Ordinary Shares. The Reporting Person has sole voting and dispositive power over these shares and shared voting and dispositive power over 0 shares of the Issuer's stock.
Number of shares as to which each person has sole or shared power to vote or dispose: 116,863 Class A Ordinary Shares
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Indopacific Health Investment Corporation Pte. Ltd.: /s/ John Kwari, John Kwari / Director (12/04/2025)